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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO.___)*

                       FLYCAST COMMUNICATIONS CORPORATION
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                                (Name of Issuer)

                                     COMMON
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                         (Title of Class of Securities)

                                    344067103
                        ---------------------------------
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP No. 344067103                  13G                       Page 2 of 5 Pages
          -----------
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1      NAME OF REPORTING PERSONS.  S.S. or I.R.S IDENTIFICATION NO. OF ABOVE
       PERSONS

       The St. Paul Companies, Inc.
       385 Washington Street
       St. Paul, MN 55102                               IRS# 41-0518860
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  (    )
                                                                (b)  (    )
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3      SEC USE ONLY
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4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota Corporation
-------------------------- -----------------------------------------------------
                           5      SOLE VOTING POWER

                                  None
        NUMBER OF          -----------------------------------------------------
                           6      SHARED VOTING POWER
         SHARES
                                  The St. Paul Companies, Inc., through its
      BENEFICIALLY                wholly-owned subsidiary, St. Paul Fire and
                                  Marine Insurance Company (F&M), and through
      OWNED BY EACH               F&M's 99% ownership of St. Paul Venture
                                  Capital IV, LLC (SPVC IV), beneficially
        REPORTING                 owns 1,212,237 shares of common stock by
                                  virtue of SPVC IV's ownership of 1,212,237
                                  shares of common stock.
       PERSON WITH         -----------------------------------------------------
                           7      SOLE DISPOSITIVE POWER
                                  None
                           -----------------------------------------------------
                           8      SHARED DISPOSITIVE POWER
                                  1,212,237 shares (see remark in Item 6)
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,212,237 shares (see remark in Item 6)
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       8.0%
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12     TYPE OF REPORTING PERSON*
       HC
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                               Page 3 of 5 Pages

ITEM 1 (A).       NAME OF ISSUER:

                  Flycast Communications Corporation

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ITEM 1 (B).       ADDRESS OF ISSUER'S PRINCIPAL OFFICES:

                  181 Fremont Street
                  Suite 120
                  San Francisco, CA 94105

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ITEM 2 (A).       NAME OF PERSON FILING:
                  The St. Paul Companies, Inc.
                  (see Exhibit A)

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ITEM 2 (B).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  385 Washington Street
                  St. Paul, MN 55102

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ITEM 2 (C).       CITIZENSHIP:

                  Minnesota corporation

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ITEM 2 (D).       TITLE OF CLASS OF SECURITIES:

                  Common

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ITEM 2 (E).       CUSIP NUMBER:
                  344067103

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
         CHECK WHETHER THE PERSON FILING IS A:

(a)  / / Broker or Dealer registered under Section 15 of the Act

(b)  / / Bank as defined in section 3(a)(6) of the Act

(c)  / / Insurance Company as define in section 3(a)(19) of the Act

(d) / / Investment Company registered under section 8 of the Investment Company Act

(e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)  /x/ Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note:
         See Item 7)

(h)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


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                                                               Page 4 of 5 Pages

 ITEM 4.      OWNERSHIP

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        (a)  Amount Beneficially Owned:

              The St. Paul Companies, Inc., through its wholly-owned subsidiary, St. Paul Fire and Marine Insurance Company (F&M), and through F&M's 99% ownership of St. Paul Venture Capital IV, LLC (SPVC IV), beneficially owns 1,212,237 shares of common stock by virtue of SPVC IV's ownership of 1,212,237 shares of common stock.

--------------------------------------------------------------------------------
         (b)  Percent of Class:

              The shares reported in Item 4(a), above, constitute 8.0% of the outstanding common shares of the Issuer.

--------------------------------------------------------------------------------
         (c) Number of shares as to which such person has:

--------------------------------------------------------------------------------
              (i)   Sole power to vote or direct the vote:
                    none

--------------------------------------------------------------------------------
              (ii)  Shared power to vote or direct the vote:
                    1,212,237 (see remark in Item 4(a) above)

--------------------------------------------------------------------------------
              (iii) Sole power to dispose or direct the disposition:
                    none

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              (iv)  Shared power to dispose or direct the disposition:
                    1,212,237 (see remark in Item 4(a) above

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ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five person of the class of securities, check the following. / /

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ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable

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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
              ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING
              COMPANY:
              St. Paul Fire and Marine Insurance Company is an Insurance Company under Reg. 240.13d-1(b)(1)(ii)(C)

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ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              Not Applicable

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ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not Applicable

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ITEM 10.      CERTIFICATION

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                         SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           Date: February 4, 2000

                                            /BRUCE A. BACKBERG/
                                            ------------------------------------
                                            Bruce A. Backberg
                                            Senior Vice President


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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                             EXHIBIT A - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulation promulgated under authority thereof and is not intended as an admission that The St. Paul Companies, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose.